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19005714

SEC Mail Processing
FEB 26 2019
Washington, DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37730

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Haverford Trust Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Radnor Corporate Center, Suite 450
(No. and Street)

Radnor	Pennsylvania	19087
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul S. Rovner 610-995-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1601 Market Street	Philadelphia	Pennsylvania	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RWS

OATH OR AFFIRMATION

I, Binney H.C. Wietlisbach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Haverford Trust Securities, Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Pennsylvania - Notary Seal
DEBORAH L ROBERTS - Notary Public
Delaware County
My Commission Expires May 4, 2022
Commission Number 1099571

Signature

President

Title

SEC Mail Processing

FEB 26 2019

Washington, DC

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAVERFORD TRUST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Haverford Trust Company)

Statement of Financial Condition

December 31, 2018

Assets		
Cash and cash equivalents	$	4,130,638
Brokerage commissions receivable		244,628
Due from affiliates		7,648
Other assets		31,307
Total assets	$	4,414,221
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued expenses and other liabilities		34,385
Total liabilities		34,385
Stockholder's equity:		
Common stock, $1 par value. Authorized 10,000 shares; issued and outstanding 100 shares		100
Additional paid-in capital		49,900
Retained earnings		4,329,836
Total stockholder's equity		4,379,836
Total liabilities and stockholder's equity	$	4,414,221

See accompanying notes to financial statements.

HAVERFORD TRUST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Haverford Trust Company)

December 31, 2018

Table of Contents

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

To the Sole Stockholder of
Haverford Trust Securities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Haverford Trust Securities, Inc. (the Company) as of December 31, 2018, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2008.

Philadelphia, Pennsylvania
February 21, 2019

(1) Business and Organization

Haverford Trust Securities, Inc. (the Company) is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated in 1987 and generally provides brokerage services as the introducing broker to clients of The Haverford Trust Company (HTC), the parent company.

All of the outstanding stock of the Company is owned by HTC, a state-chartered trust company and commercial bank under the laws of the Commonwealth of Pennsylvania. Effective April 1, 2010, the sole stockholder and founder of HTC, George W. Connell, created Drexel Morgan & Co., a Pennsylvania corporation, to become a bank holding company and 100% owner of HTC.

(2) Summary of Significant Accounting Policies

The following significant accounting policies are in conformity with accounting principles generally accepted in the United States of America for brokers and dealers in securities. These policies are consistently followed by the Company in the preparation of its financial statement.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(a) Related-Party Transactions

A significant percentage of the Company's operating activities are directed by The Haverford Trust Company. Therefore, the Company's operations are almost entirely dependent on decisions made by HTC.

The Company reimburses HTC pursuant to a written agreement for its proportionate share of office space, certain compensation and related benefits, office supplies, and other shared corporate expenses. The founder of the Company who is also sole stockholder of Drexel Morgan & Co. receives payments for business development and other services provided to the Company. As of December 31, 2018, due from affiliates was $7,648 and represented an amount owed by HTC to the Company related to the year-end settle-up of allocated expenses pursuant to the expense sharing agreements described above.

(b) Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments with maturities of less than ninety days that are not held for sale in the ordinary course of business. The carrying amount of cash equivalents in the statement of financial condition approximates its fair value. Included within cash and cash equivalents is a $25,000 deposit with the clearing broker. This represents good and free funds to assure compliance with representations, agreements, and indemnifications in the agreement between the Company and the clearing broker.

(c) ***Income Taxes***

The Company is taxed as an S-corporation for both federal income tax purposes and Pennsylvania state income tax purposes. Therefore, there is no provision for income taxes.

The Company evaluates the S-corporation's tax positions to determine if they meet the minimum thresholds for financial statement recognition of the benefits of uncertain tax positions taken or expected to be taken in filing tax returns. Recognition of tax benefits of an uncertain tax position is required only when the position is "more likely than not" to be sustained assuming examination by taxing authorities. The Company has evaluated the S-corporation's tax positions taken or expected to be taken on income tax returns for all open periods and has concluded that no provision for income tax is required in the S-corporation's financial statements. The S-corporation's federal and state tax returns for tax years for which the applicable statutes of limitations have not expired (years 2015-2018) are subject to examination by the various jurisdictions.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which provides new guidance on revenue recognition. The guidance clarifies that revenue from contracts with customers should be recognized in a manner that depicts the timing of the related transfer of goods or performance of services at an amount that reflects the expected consideration. The FASB has subsequently issued several amendments to the standard, including deferral of the effective date until January 1, 2018, clarification of principal versus agent considerations, narrow scope improvements and other technical corrections. Entities may elect either full or modified retrospective transition. The Company adopted this revenue recognition guidance effective January 1, 2018. The Company's adoption of this guidance did not have any material impact to the Company's financial statements.

(3) Fair Value Measurement

The Financial Accounting Standards Board's ASC 820-10, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.

ASC 820-10 describes three levels of inputs that may be used to measure fair value:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2 – Inputs are other-than-quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Valuations are observed from unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company did not have any assets or liabilities reported at fair value on a recurring or nonrecurring basis required to be disclosed under ASC 820-10 as of December 31, 2018.

(4) Concentrations

Substantially all of the Company's cash and cash equivalents are deposited at one financial institution.

Brokerage commissions receivable of $244,628 are due from the Company's clearing broker.

(5) Agreement with Clearing Broker

The Company has entered into an agreement with a broker (the clearing broker) to execute securities transactions on behalf of its customers. The Company clears all of its securities transactions through this clearing broker, in an arrangement that is fully disclosed to its customers. The clearing broker remits commission revenue to the Company net of fees for clearing and other services. Substantially all revenue reported by the Company for 2018 resulted from this relationship. Full payment of the $244,628 receivable at December 31, 2018 was received from the clearing broker in January 2019.

Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses sustained or incurred by either the Company or the clearing broker that result from an introduced account's failure to fulfill its contractual obligations. The potential loss exposure related to these obligations is not limited. During 2018, the Company did not incur any such expenses, and there was no such liability as of December 31, 2018.

(6) Subsequent Events

The Company has evaluated subsequent events through February 21, 2019, the date the financial statements were available to be issued.

(7) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed 15 to 1. The Company had net capital of $4,270,848 at December 31, 2018, which was in excess of its required net capital of $50,000. The Company's percentage of aggregate indebtedness to net capital was 0.81% at December 31, 2018.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. Therefore, the Company claims exemption from the reserve and possession or control provisions under Rule 15c3-3 of the Securities Exchange Act of 1934 under the exemption allowed by Paragraph (k)(2)(ii) of that rule.

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

To the Sole Stockholder of
Haverford Trust Securities, Inc.:

We have reviewed management's statements, included in the accompanying Haverford Trust Securities, Inc. Exemption Report (the Exemption Report), in which (1) Haverford Trust Securities, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Philadelphia, Pennsylvania
February 21, 2019

HAVERFORD
QUALITY INVESTING

Three Radnor Corporate Center, Suite 450
Radnor, Pennsylvania 19087-4580
T 610-995-8700 / 888-995-5995 / F 610-995-8797

Haverford Trust Securities, Inc. Exemption Report

Haverford Trust Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii),

and,

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Haverford Trust Securities, Inc.

I, Binney H.C. Wietlisbach, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Name: Binney H.C. Wietlisbach
Title: President
Date: January 30, 2019